RBC RosBusinessConsulting

Securities and Exchange Commissi
File No: 82-34864

08019154

RECEIVED DEC 12 2006 SECTION 213 WASH. D.C. PROCESSING

07.12.2006

SUPPL

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC's journalists win national Financial Russia awards'.

Sincerely yours,

p.p. [Maria Sorokina, IRO]

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
**Internet: http://www.rbc.ru**

RosBusinessConsulting

RBC

# RBC's journalists win national Financial Russia awards

**Moscow, December 5, 2006.** – In late November the awards ceremony of the 7th All-Russian Business Journalism Competition, Financial Russia, was held in Moscow's Central House of Journalists. RBC TV business channel and a columnist of the business newspaper RBC Daily Natalia Bendina were named among winners of the award.

The best business mass media were praised at the ceremony, and RBC TV was among them, rewarded for "Professional and Impartial TV Coverage of Russia's Business Life." Additionally, the awards were granted to journalists who, in experts' opinion, had authored the most outstanding publications or broadcasts and provided the most efficient coverage of Russia's financial markets and economy as a whole. Thus, Natalya Bendina, RBC Daily's journalist, was distinguished as the "Best Journalist Writing on State Debt".

The Financial Russia competition organized by the Financial Press Club of Russia has been held annually since 2000. The awards help to reveal the best business mass media resources, as well as excellence in financial journalism in both print and electronic mass media in Russia. Winners are selected by polling major participants of the financial market, public officials, representatives of companies operating in the relevant industries and researchers.

<u>Investor contact</u>: Natalia Makeeva
Tel: +7 495 363 1111, ext. 1369, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com